UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-33917
WILLIAMS PIPELINE PARTNERS L.P.

(Exact name of registrant as specified in its charter)
One Williams Center, Tulsa, Oklahoma 74172-0172 (918) 573-2000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Common Units representing limited partner interests

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☑
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☑
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Williams Pipeline Partners L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 2, 2010	By:	WILLIAMS PIPELINE PARTNERS L.P.

By:	Williams Pipeline GP LLC, its General Partner

By:	/s/ La Fleur C. Browne
La Fleur C. Browne
Corporate Secretary